AGL Resources™ | nicor

Merger Communications

AGL Resources™

Merger Update
September 2011 • Confidential

Manager Note:  This presentation is intended to support a discussion with employees about the proposed merger. It includes a review of key business reasons for the merger, a look at merger activity in recent months, and a look at what’s ahead for the planned combination. This look ahead addresses the expected timing of the ICC’s decision, the work being done in anticipation of that decision, and what employees can expect in the organization after the ICC renders its decision on the proposed transaction.

Today I’d like to share some information about the proposed merger between Nicor and AGL Resources that I expect will address some of the questions many of you may have.  Given the nature of the merger planning process, it’s understandable that there are many questions to which we don’t yet have the answers. However, we are committed to providing information about the process that is accurate, relevant and as timely as possible.

In particular today, we’ll take a look at the expected timeline for the transaction and discuss what you can expect in the weeks and months ahead.

Manager Note: Consider taking this opportunity to acknowledge the work by team members both serving on an integration planning team as well as those who have been busy ‘keeping the lights on’ – that both contributions are equally important in our ability to close on the proposed merger and accomplish a successful integration.

Forward Looking Statements and
Additional Information
Forward Looking Statements
To the extent any statements made in this document contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, the expected benefits of the proposed merger such as efficiencies, cost savings, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the combined company; our ability to obtain the necessary approvals for the transaction and the expected timing of the completion of the transaction. Forward-looking statements can generally be identified by the use of words such as “believe”, “anticipate”, “expect”,
“estimate”, “intend”, “continue”, “plan”, “project”, “will”, “may”, “should”, “could”, “would”, “target”, “potential” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although certain of these statements set out herein are indicated above, all of the statements in this presentation that contain forward-
looking statements are qualified by these cautionary statements. Although AGL Resources and Nicor believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding the items outlined above. Actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things, the following: the failure to receive, on a timely basis or otherwise, the required approvals by government or regulatory agencies (including the terms of such approvals); the risk that a condition to closing of the merger may not be satisfied; the possibility that the anticipated benefits and synergies from the proposed merger cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of AGL Resources and Nicor operations will be greater than expected; the ability of the combined company to retain and hire key personnel and maintain relationships with customers, suppliers or other business partners; the impact of legislative, regulatory, competitive and technological changes; the risk that the credit ratings of the combined company may be different from what the companies expect; and
other risk factors relating to the energy industry, as detailed from time to time in each of AGL Resources’ and Nicor’s reports filed with the Securities and Exchange Commission (“SEC”). There can be no assurance that the proposed merger will in fact be consummated. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found under Item 1.A. in each of
AGL Resources’ and Nicor’s Annual Report on Form 10-K for the fiscal year December 31, 2010. AGL Resources and Nicor caution that the foregoing list of important factors that may affect future results is not exhaustive.
When relying on forward-looking statements to make decisions with respect to AGL Resources and Nicor, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to AGL Resources and Nicor or any other person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above. The forward-looking statements contained herein speak only as of the date of this communication. Neither AGL Resources nor Nicor undertakes any obligation to update or revise any forward-looking statement, except as may be required by law.

Additional Information
In connection with the proposed merger, a definitive joint proxy statement/prospectus was mailed on or about May 10, 2011 to shareholders of record of AGL Resources and Nicor as of April 18, 2011. WE URGE
INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY, AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT
INFORMATION ABOUT AGL RESOURCES, NICOR AND THE PROPOSED TRANSACTION. The definitive joint proxy statement/prospectus, as well as other filings containing information about AGL Resources and Nicor, can be obtained free of charge at the website maintained by the SEC at www.sec.gov. You may also obtain these documents, free of charge, from AGL Resources’ website (www.aglresources.com) under the tab Investor
Relations/SEC Filings or by directing a request to AGL Resources Inc., P.O. Box 4569, Atlanta, GA, 30302-4569. You may also obtain these documents, free of charge, from Nicor’s website (www.nicor.com) under the tab
Investor Information/SEC Filings or by directing a request to Nicor Inc., P.O. Box 3014, Naperville, IL 60566-7014.The respective directors and executive officers of AGL Resources and Nicor, and other persons, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding AGL Resources’ directors and executive officers is available in the definitive joint proxy statement/prospectus and its definitive proxy statement filed with the SEC by AGL Resources on March 14, 2011, and information regarding Nicor directors and executive officers is available in the definitive joint proxy statement/prospectus and its definitive proxy statement filed with the SEC by Nicor on April 19, 2011. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation are included in the definitive joint proxy statement/prospectus and other relevant materials filed with the SEC. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities
Act of 1933, as amended.

Manager Note:  You do not need to read this entire slide, however, please do speak from the abridged version below.

Let me remind you that as we discuss the planned transaction, I may be making some forward-looking statements and projections and our actual results could differ materially from those forward-looking statements. And, as is always true, trading in company stock based on information that is not available to all shareholders is against the law.

Corporate Headquarters
Distribution Operations
Distribution Operations and Retail Services
Retail Services
Wholesale Operations
Tropical Shipping

BIGGER TOP LINE

With combined revenues of over $5 billion, the company is expected to join the ranks of the Fortune 500.

BIG GROWTH POTENTIAL

The complementary unregulated businesses yield over 1 million retail customers, a physical wholesale gas business delivering about 4.7 billion cubic feet of gas and natural gas storage businesses that are expected to provide 31 Bcf of storage in 2012.

MOST MILES OF PIPE

79,684 miles of transmission and distribution mains - tops among pure natural gas distribution companies.

BEST IN CLASS

In creating one of the lowest-cost, most diversified natural gas utilities, we will continue to focus on delivering superior service to our customers and exceptional value to our shareholders.

Merger Communications

AGL Resources™

Creating a New Energy Leader

Objective   Lead with familiar visual (the employee handout that accompanied the manager toolkit in April) and reiterate key messages about the planned transaction.

Key Discussion Points
I expect this graphic looks familiar to you. I’d like to quickly review what the proposed merger will do for AGL Resources and Nicor:

➢
 It will establish a growth platform superior to what either company could achieve alone. As the largest natural gas-only company in the country – serving about 4.5 million customers – the increased scale and scope of the combined company is expected to create long-term benefits for customers and opportunities for employees.

➢
 It represents a logical combination of highly complementary unregulated businesses – retail, wholesale and non-utility storage – where we will leverage our collective experiences to make investments in businesses we understand. The combined company will have expertise in salt dome, reservoir, aquifer and market-area LNG storage, and both companies have effectively run asset optimization businesses.

➢	It extends the geographic reach of both companies. Corporate headquarters will remain in Atlanta, and a Distribution Headquarters will be established in Naperville, Illinois.

2%
10%
4%
18%
67%

Merger Communications
AGL Resources™

Pro Forma Business Mix (EBIT)
Gas Distribution
Retail
Shipping
Wholesale
Storage / Other
Numbers may total more than 100 due to rounding

Objective  Reiterate the value of the transaction from a strategic financial perspective, and in the course of doing so, acknowledge the important role each business unit plays in the combined company.

Key Discussion Points
➢	Another perspective on the combined company is the mix of businesses that will comprise it.

➢	We are not departing from our core businesses. The mix of businesses in the combined company closely resembles what Nicor and AGL Resources each looks like today.

➢	The strategic mix of our business segments allows us to touch many parts of the natural business, and provides a full complement of gas products and services to our customers.

➢
 As is clearly evident on this chart, Gas Distribution is our foundation. The Retail segment provides for delivery of the commodity in deregulated jurisdictions and provides other services (warranty and protection) not typically offered by regulated utilities. Our Wholesale and Storage segments provide for optimization of our assets for the benefit of our customers, and Shipping is a unique component which is well run on its own and has a home here.

➢
 This mix of businesses maximizes our expertise from a customer perspective – safe, reliable, and efficient delivery. This complement also allows us to meet shareholder expectations of targeted capital deployment in utility and to return a safe dividend.

➢	There is also scalability to be leveraged by being:
•	The largest natural gas distributor in the country;
•	A top 10 wholesale gas marketer;
•	One of the largest operators of natural gas storage and peaking facilities in the U.S.

- Clearance from FTC, DOJ, SEC

Merger Communications

AGL Resources™

Activity Highlights
❑ Illinois Commerce Commission Hearings
REGULATORY
CORPORATE
INTEGRATION PLANNING
❑ Shareholder Approval
❑ CEO Video Message
❑ Data gathering (Phase I)
❑ Detailed designs (Phase II)

Objective Quickly review what key activity has occurred since the last Manager Toolkit was released in early April. (We understand some team discussions were not held until later in the month.)

Key Discussion Points
While you have received and will continue to receive electronic updates about the merger, I want to take a moment to review some key activity in the past few months.

➢
 On the Regulatory front:  In late April, the Department of Justice, the Federal Trade Commission and the Securities and Exchange Commission all gave clearance for the proposed merger. The latter allowed the companies to issue proxy statements to shareholders and for both companies to hold their respective shareholder votes. The former indicated the proposed merger presented no antitrust concerns for these federal regulatory bodies.  Finally, hearings were held before the ICC in July. We have successfully resolved many of the open items and continue to work through the regulatory process with the goal of obtaining the ICC’s approval for the proposed merger.

➢
 From a Corporate perspective:  As you know, Nicor shareholders approved the proposed merger at their annual meeting in June, and in a special meeting that same month, AGL Resources shareholders approved merger-related proposals required to execute the transaction (proposals were related to the issuance of AGL Resources shares as contemplated by the merger agreement and an increase in the number of directors on the AGL Resources board). You may also recall the video message from CEOs John Somerhalder and Russ Strobel in June, where they talked a fair amount about the change the organization could expect in the coming months. (employees are welcome to revisit the video on the Intranet if desired)

➢
 With regard to the Integration Planning Process:  Progress continues to be made on the effort to plan for a successful integration of the two companies. The intensive data-gathering in Phase I that allowed us to better understand the current state of each organization concluded in late May, and in early June, the planning teams were expanded to support the task of  developing detailed designs of the post-merger operating model for the combined company.  The planning teams have recently transitioned to Phase III, which we’ll talk more about in a moment.

evelop Implementation Plans
Phase III
Begin Integration*
Phase IV

Merger Communications
AGL Resources™

Transaction Timeline
Dec 2010
Q1 2011
Q2 2011
Q3 2011
Q4 2011
Transaction
Announced
S-4
Registration
Statement
Filed

Secure
 Regulatory
 Approvals &
 Clearance
Special
Shareholder
Meetings
 Illinois Commerce Commission
 Securities and Exchange Commission
 Federal Trade Commission & Dept of
Justice
Joint ICC
Approval
Request Filed
We Are Here
«
Q1 2012
Q2 2012
Integration
Planning
Determine
Current State
Phase I
Close
Transaction
t
ICC Decision Deadline
✓
✓
š
*Occurs only upon receiving ICC approval
Develop Detailed Designs
Phase II

Objective  Using the timeline graphic – also familiar from the last toolkit – to address what to expect next in the process of closing the merger (ICC approval) and planning to become a combined company (Integration Planning).

Key Discussion Points
➢
You may be wondering when the merger will close, and are maybe even hearing different dates. The significant remaining approval needed to close is that of the Illinois Commerce Commission. In January, a schedule for the proceedings was established  and it guides us through the process. As we approach the statutory deadline for the ICC to make a ruling in our case (December 16th), the remaining schedule includes the issuance of a proposed order from the Administrative Law Judge (anticipated 9/29) followed by another round of briefs for active parties to comment on the proposed order (10/13). After those briefs are filed, the ALJ (Administrative Law Judge) submits an order to the ICC for consideration. The ICC can accept, reject or modify the ALJ’s recommended order. Though we requested an expedited decision by October 1st, the deadline for the ICC to rule is December 16th, and it is important to understand that this process is a dynamic one. Given the limited issues remaining  to be resolved, however, it is possible the established schedule could accelerate.

➢
As we work toward gaining ICC approval, the Integration Planning Process is vital to ensure operational readiness at the close of the merger. Just as important, however, is creating a future-state operating  framework that will allow the combined company to ensure continuation of safe and reliable service for our customers and deliver on the promise of a more efficient and scalable platform. The integration planning teams recently transitioned into Phase III. In this phase of planning, the teams are focused on developing implementation plans that support the operating model detailed designs they recommended at the conclusion of Phase II and ensure operational readiness at close. Existing policies and procedures of both companies are being reviewed and integrated where possible, on everything from taking customer calls to hiring practices. These implementation plans  will ensure  business continuity is not affected during the transition period that is expected to follow the close of the merger.  In Phase III, the detailed designs will also be reviewed and finalized by the Transition Committee. As you can see, however, we cannot transition from the process of planning for the combined company to the work of implementing the plans developed until the ICC grants its approval of the proposed merger.

➢
 So are we a combined company when the ICC grants approval? Almost, but not quite. As you can see at the bottom of the chart, there are some final steps required to close the transaction. These are primarily financial and legal in nature, and the time needed to complete them is unclear until we get closer to them. However, approval from the ICC gives much greater certainty to our ability to close the merger, and you can expect provisional announcements regarding the leadership and structure of the combined company shortly after it is granted.

-	Two very important things to remember:
1)
ICC approval is not a given. And while it is prudent to plan for it through our Integration Planning Process, it is presumptuous for us to assume we will receive it. As a result, no final organizational or leadership decisions regarding the results of the work done in the integration planning process will be communicated in advance of receiving approval from the ICC.

2)
Two top goals of integration planning are to ensure that we do not compromise the health of our existing businesses and that we do not sacrifice the continued safe and reliable service our customers both expect and enjoy.

TRANSITION

Think and Work

from a

Broader Perspective

New Energy Leader

FORTUNE 500

Fortune 500 Company

National Footprint

Merger Communications

AGL Resources™

The Path Forward

Objectives
Part 1  Discuss what the planned combination means for your team members. Connect  “ the company we are creating” with “what it will take to run a company like that” through a conversation about how successfully running the combined company will require us all to consider things from a broader perspective.
Part 2  Transition to discussion about the change employees may experience once the merger is approved and the two companies work to become one. Use examples in the discussion points that will most resonate with your employees and supplement them with departmental anecdotes as appropriate.

PART 1: Key Discussion Points
➢	In anticipating the transition to a combined company, it helps to keep in mind what we expect to become:

o
  A New Energy Leader (Largest natural gas distributor in the U.S., top 10 wholesale gas marketer; one of the largest operators of natural gas storage and peaking facilities in the U.S.) This one pushes us to consider how we do things today in each company, and consider if there isn’t a better, more effective, more efficient way of doing it to capitalize on the platform we are creating.

o
  A Fortune 500 Company delivering natural gas to more than four and a half million customers. This one pushes us to respect our role as not only an industry leader, but a business leader. In every initiative we undertake, there is a higher standard to which we aspire as a combined company, and we look at it through this new lens.

o
  A company with a National Footprint, extending beyond the primarily state and regional boundaries in which we currently operate. This one is likely to impact people most directly. As we do our jobs, we’ll want to consider the impact of doing something one way in one locality versus the benefit of doing it differently in a different locale? And particularly for those people in roles providing a service to the business, for many of them their responsibilities will include a new geographic region to consider – for Nicor employees, thinking beyond the state of Illinois, and for AGL Resources employees, understanding what it means to include Illinois. Additionally, this aspect has the most direct impact on some parts of our workforce – in both companies. Some employees could find themselves in a remote work environment, whether that means reporting to a manager in a different city or working with colleagues located elsewhere.

Transition:  There will be a period of transition after the expected close of the merger where we focus on the job of bringing our companies together – guided by the game plans developed by the integration planning teams. During this period it is natural to wonder what changes may result from combining the two companies.

PART 2: Key Discussion Points
➢
 As we’ve acknowledged before, in order to successfully combine the two companies, it is inevitable that people and positions could be affected. And as the integration planning teams work to develop detailed operating model designs, it’s understandable that you may have questions about how the integration will affect your job. You may wonder, for example:

             Will my job change?   Will I report to someone different?    Will my job be eliminated?   Will I be required to travel more?   Will I have to move?

And these are perfectly normal and natural questions – for employees of both companies.

➢
 It’s helpful to understand the driving force behind the changes in the organization. We are bringing together two very good natural gas distribution companies to create an excellent one. And instead of defaulting to either the ‘AGL Resources way’ or the ‘Nicor way’ of doing things, we more often than not are seeking a transformational way to go about running the business; a way that really does blend the best of both companies. Taking this approach now not only helps us blend the two cultures most effectively, but it means we establish a more solid framework to support our current customers even more reliably and enable similar growth in the future.

➢
 It is also important to recognize that the degree of change will not be universal throughout the organization. One thing the integration planning process is NOT contemplating is changing the fundamentals of our business. Which means we still need people to visit customer locations, take customer calls,  and maintain company assets. And it means for a significant part of the organization, the work you do today should not substantially change in the combined company.

➢
 Some of you, however, could see your landscape shift – you may support teams in multiple jurisdictions instead of a single one, or you may receive support from colleagues in another location than yours.  And yes, as a result, some roles will require more travel than they do today, yet others could very well require less. And if relocation is required, we anticipate it would apply to only a very small portion of employees.

➢
 Your perception of changes that affect you will also be influenced by your personal circumstances. For example, if you report to someone new, that may be a much bigger deal to you than it would be for someone else.  Just like supporting new teams in different locations might challenge someone else, while you see it as an opportunity to meet and work with new people. Flexibility and adaptability are exceptionally valuable assets in responding to change.

➢
 While some employees or departments may be affected more directly, no employee or department is immune from the changes that accompany the transition to a combined company. And though change has the potential to be disruptive, the implementation plans the integration planning teams are developing will help guide the company through the transition.

➢
 Undoubtedly the top two things you’re wondering are: (1) WHEN will I know what kind of change will affect me or our department? and (2)  HOW will decisions be made about possible changes to reporting relationships?  First, regarding “when” you will know.… Not before the ICC gives approval to combine the two companies. It would be irresponsible to make organizational announcements for a combined company in advance of the ruling body granting approval to proceed with the combination. In the meantime, the integration planning process continues, as does the process of finalizing the operational framework of the organization. Second, regarding “how” decisions will be made.… Decision-making in the combined company will be very similar to how it happens today. Guided by the detailed designs, departmental leaders will play a key role in helping determine the organization they will lead.

Planet http://home/mergercommunications.asp

Email merger@aglresources.com

Merger Communications

AGL Resources™

Integration Planning - Your Role
☐ Focus on day-to-day responsibilities
☐ Support Integration Team members
☐ Ask questions for clarification
8
*

Objectives
-	Reiterate the importance of employees’ focusing on what they can control in the midst of the ambiguity that planning for the merger and the ensuing transition can bring.
-	Ensure employees are aware of the avenues available to get their questions addressed (in addition to their management team)

Key Discussion Points
➢
 The most important thing you can do in supporting the proposed merger is to remain focused on your day-to-day responsibilities, whether that involves working on the integration planning teams or making vital contributions to ensuring our businesses continue to run smoothly.

➢	Be responsive to any integration planning team requests. As implementation plans are developed, it is possible you may receive additional inquiries.

➢
 While this information today has addressed some of your questions, it’s possible you have more. In addition to the support I can provide, remember the other resources available to you: the merger mailbox and the merger communications section on Planet/Pipeline.

➢
 I would ask that you keep in mind, however, that many details of the integration are still in a planning stage and it is simply premature to share them before they are finalized. As mentioned earlier – while it is prudent for our companies to plan for integration, it is presumptuous to assume approval by the ICC or behave in a manner that does so.

➢	The company remains committed to answering your questions as quickly and completely as possible, and to keeping you informed of important developments.

Take this opportunity to field questions from your team, referring to the notes in this presentation as well as previously published Q&A, as needed, to respond.

Manager Note: It is very important to listen to and acknowledge employees’ questions and concerns, even if you are unable to fully address them. You are likely to be asked questions to which you don’t have the answers. It is okay to admit that you do not have all the answers. If you receive questions you are unable to answer, please share them with the merger communications team to be sure they are addressed.

The company’s responsibilities with regard to SEC compliance remain in effect related to the planned merger. Any distributed communication (print or electronic) about the merger must be filed with the SEC, through the close of the merger. Because of this requirement, it is important you use only approved materials provided by the merger communications team with both internal and external audiences. Should you have a pressing need to include merger information in an email, document or presentation – even if the information is considered public knowledge – such a use must be reviewed in advance. Contact Yvonne Merkel (ymerkel@aglresources.com, 404.584.4259) for assistance with or questions about merger communications.